Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Perpetual Subordinated Financial Bills Itaú Unibanco Holding S.A. (“Company”) announces to the market that it has issued Perpetual Subordinated Financial Bills (“Financial Bills”) in the total amount of R$1 billion, in negotiations with professional investors in September. The Financial Bills are perpetual in nature and may be repurchased as from 2027, subject to the prior authorization of the Central Bank of Brazil. The Financial Bills are authorized to compose the Additional Capital of the Company’s Reference Equity with an estimated impact of 0.08 p.p. on its Tier 1 market capitalization rate in accordance with Resolution No. 122 of August 2, 2021 of the Central Bank of Brazil. The Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth. This issuance is not intended to refinance other perpetual debts. São Paulo (SP), September 30, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Note: This announcement to the market should not be considered an offer to sell or a request to purchase the Financial Bills; also, the Financial Bills should not be sold in any jurisdiction where this offer, request or sale is illegal.